Exhibit 4

UNITED COMMUNITY BANKS
EMPLOYEE STOCK PURCHASE PLAN

ARTICLE I - INTRODUCTION.

1.1  STATEMENT OF PURPOSE. The purpose of the United Community Banks Employee Stock Purchase Plan is to provide eligible employees of the Company and its Subsidiaries, who wish to become shareholders, or increase their ownership, an opportunity to purchase Common Stock of the Company. The Board of Directors of the Company believes that employee participation in the Plan will be to the mutual benefit of both the employees and the Company.

1.2  INTERNAL REVENUE CODE CONSIDERATIONS. The Plan is intended to constitute an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended.

ARTICLE II - CERTAIN DEFINITIONS.

2.1  “ADMINISTRATOR” means the individual or committee appointed by the Board to administer the Plan, as provided in Section 6.5 hereof.

2.2  “BOARD” means the Board of Directors of the Company.

2.3  “CODE” means the Internal Revenue Code of 1986, as amended.

2.4  “COMPANY” means United Community Banks, Inc., a Georgia corporation.

2.5  “COMPENSATION” means the total remuneration paid, during the period of reference, to an Employee by the Employer, including regular salary or wages, overtime payments, bonuses, commissions, incentives and vacation pay, to which has been added (a) any elective deferral amounts by which the Employee has had his current remuneration reduced for the purposes of funding a contribution to any plan sponsored by the Employer and satisfying the requirements of section 401(k) of the Code, and (b) any amounts by which the Employee's compensation has been reduced pursuant to a deferral compensation plan or compensation reduction agreement between the Employee and the Employer for the purpose of funding benefits through any cafeteria plan sponsored by the Employer meeting the requirements of section 125 of the Code. There shall be excluded from "Compensation" for the purposes of the Plan, whether or not reportable as income by the Employee, expense reimbursements of all types, payments in lieu of expenses, the Employer contributions to any qualified retirement plan or other program of deferred compensation (except as provided above), the Employer contributions to Social Security or worker's compensation, the costs paid by the Employer in connection with fringe benefits and relocation, including gross-ups, and any amounts accrued for the benefit of the Employee, but not paid, during the period of reference.

2.6  “CONTINUOUS SERVICE” means the period of time during which the Employee has been employed by the Company or a Subsidiary and during which there has been no interruption of Employee’s employment by the Company or a Subsidiary. For this purpose, periods of Excused Absence shall not be considered to be interruptions of Continuous Service. Continuous Service shall also include periods of service with the predecessor businesses of the Company and, at the election of the Company, may include periods of service with a corporation or other entity acquired by the Company after the Effective Date.

2.7  “EFFECTIVE DATE” shall mean December 16, 2005, if by or within twelve months of that date, the Plan is or has been approved at a duly held meeting of the shareholders of the Company by the affirmative vote of the holders of the majority of outstanding Common Stock of the Company present, or represented, and entitled to vote at the meeting.

2.8  “ELIGIBLE EMPLOYEE” means each full-time or part-time Employee who has completed ninety (90) days of Continuous Service other than:

(a)  a temporary Employee;

(b)  an Employee whose title is Chief Executive Officer or Executive Vice President of the Company;

(c)  an Employee who is deemed for purposes of Section 423(b)(3) of the Code to own stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company;
and

(d)  an Employee subject to the laws of a country which would prohibit the Employee’s participation in the Plan.

2.9  “EMPLOYEE” means each person employed by the Company or a Subsidiary.

2.10  “EMPLOYER” means the Company and each Subsidiary.

2.11  “EXCUSED ABSENCE” means absence pursuant to a leave of absence granted by the Company or any other entity constituting the Company, absence due to disability or illness, absence by reason of a Layoff, or absence by reason of active duty in the armed forces of the United States. In no event may an Excused Absence exceed six (6) months in length (or, if longer and if applicable, the period of the individual’s active duty in the armed forces of the United States and such period thereafter, as such individual’s right to reemployment by the Company is protected by law), and any absence shall cease to be an Excused Absence upon the earlier of (a) the last day of the calendar month in which the duration of the absence reaches six (6) months or (b) the last day of the calendar month in which the leave expires by its terms, the layoff ends by recall or permanent separation from service, or recovery from illness or disability occurs.

2.12  “FAIR MARKET VALUE” means, with respect to Stock, the fair market value of such stock, as determined in good faith by the Administrator; provided, however, that:

(a)  if the Stock is admitted to trading on a national securities exchange, Fair Market Value on any date shall be the last sale price reported for the Stock on such exchange on such date or, if no sale was reported on such date, on the last date preceding such date on which a sale was reported,

(b)  if the Stock is admitted to quotation on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) or other comparable quotation system and has been designated as a National Market System (“NMS”) security, Fair Market Value on any date shall be the last sale price reported for the Stock on such system on such date or on the last day preceding such date on which a sale was reported, or

(c)  if the Stock is admitted to Quotation on NASDAQ and has not been designated a NMS security, Fair Market Value on any date shall be the average of the highest bid and lowest asked prices of the Shares on such system on such date.

2.13  “INITIAL OFFERING DATE” is defined in Section 2.15 below.

2.14  “OFFERING” means the offering of shares of Stock under the Plan.

2.15  “OFFERING DATE” means the first business day of each Purchase Period during which the Plan is in effect; provided, however, that the initial Offering Date (“Initial Offering Date”) shall be the first business day after the Effective Date as of which the Administrator determines that participation in the Plan can be offered to Eligible Employees.

2.16  “PARTICIPANT” means each Eligible Employee who elects to participate in the Plan.

2.17  “PLAN” means the United Community Banks Employee Stock Purchase Plan, as the same is set forth herein and as the same may hereafter be amended.

2.18  “ENROLLMENT FORM” means the document prescribed by the Administrator pursuant to which an Eligible Employee has enrolled to be a Participant or such electronic equivalent as may be permitted by the Administrator.

2.19  “PURCHASE DATE” means the date within five (5) business days after the end of the Purchase Period on which the Stock is purchased.

2.20  “PURCHASE PERIOD” means each payroll period beginning after the Effective Date (which payroll periods may be different for different groups of Employees who may be paid over different periods); provided, however, the initial Purchase Period (“Initial Purchase Period”) may be a short period beginning on the Initial Offering Date and ending on the last day of the payroll period in which the Initial Offering Date falls.

The Administrator shall have the authority to change the duration and/or frequency of Purchase Periods with respect to future purchases and/or to suspend the Plan for one or more Purchase Periods, and shall announce any such change at least 5 days prior to the scheduled beginning of the first Purchase Period to be affected by the change.

2.21  “PURCHASE PRICE” means such term as it is defined in Section 4.3 hereof.

2.22  “STOCK” means the Common Stock, par value $1.00 per share, of the Company.

2.23  “STOCK PURCHASE ACCOUNT” means an account consisting of all amounts withheld from an Employee’s Compensation or otherwise paid into the Plan for the purpose of purchasing shares of Stock for such Employee under the Plan, reduced by all amounts applied to the purchase of Stock for such Employee under the Plan.

2.24  “SUBSIDIARY” shall mean a corporation described in Section 424(f) of the Code that has, with the permission of the Administrator, adopted the Plan. The participating Subsidiaries on the Effective Date are listed on Schedule A attached hereto.

ARTICLE III - ADMISSION TO PARTICIPATION.

3.1  INITIAL PARTICIPATION. Only Eligible Employees may participate in the Plan. Any Eligible Employee may elect to be a Participant and may become a Participant by executing and filing with the Administrator an Enrollment Form at such time in advance and on such forms as prescribed by the Administrator, or through telephone or other electronic arrangements as may be established by the Administrator. The effective date of an Eligible Employee’s participation shall be the Offering Date next following the date on which the Administrator receives from the Eligible Employee a properly filed Enrollment Form; provided, however, that the Initial Offering Date may precede receipt of the Eligible Employee’s Enrollment Form. Participation in the Plan will continue automatically from one Purchase Period to another unless notice is given pursuant to Section 3.2. The Eligible Employee may change his Enrollment Form for each Purchase Period in accordance with rules established by the Administrator.

3.2  DISCONTINUANCE OF PARTICIPATION FOR HARDSHIP WITHDRAWAL. Any Participant may withdraw from the Plan by filing a Notice of Hardship Withdrawal with the Administrator at such time in advance and on such forms, or using such other procedures, as the Administrator may specify. Upon approval of such withdrawal, there shall be paid to the Participant the amount of cash, if any, standing to his credit in his Stock Purchase Account. The delivery of shares (certificates or electronically) representing the shares of Stock held for such Participant under the Plan shall be made in the manner provided in Section 4.6.

3.3  DISCONTINUANCE OF PARTICIPATION. If a Participant ceases to be an Eligible Employee other than by death, the entire amount of cash, if any, standing to the Participant’s credit in his Stock Purchase Account shall be refunded to him. Notwithstanding the foregoing, should a Participant cease to be an Eligible Employee (as a result of the restrictions in Section 2.8(b) or (c)), such Participant may continue to participate only through the end of the Purchase Period during which such option was granted. The delivery of shares (certificates or electronically) representing the shares of Stock held for such Participant under the Plan shall be made in the manner provided in Section 4.6.

3.4  READMISSION TO PARTICIPATION. Any Eligible Employee who has previously been a Participant, who has taken a hardship withdrawal and who wishes to be reinstated as a Participant may become a Participant after a 12 month waiting period (waiting period may be amended by the Administrator) by executing and filing with the Administrator a new Enrollment Form. Reinstatement to Participant status shall be effective as of the beginning of the month following the expiration of the waiting period. A Participant who has ceased contributions, but has not taken a hardship withdrawal, may again elect to participate as of the next Purchase Period. The Enrollment Form must be filed and received by Human Resources no later than the fifth day of the month to be effective for that month.

ARTICLE IV - STOCK PURCHASE.

4.1  RESERVATION OF SHARES. Except as provided in the antidilution provisions of Section 5.2 hereof, the aggregate number of shares of Stock that may be purchased under the Plan shall not exceed 500,000 shares. Shares of Stock issued pursuant to the Plan may be either unissued shares of Stock, Stock held in treasury, or shares of Stock acquired in the market or directly from shareholders.

4.2  LIMITATION ON SHARES AVAILABLE. Subject to the other limitations set forth in the Plan, the maximum number of shares of Stock that may be purchased for each Participant on a Purchase Date is the lesser of (a) the number of whole and fractional shares of Stock that can be purchased by applying the full balance of his Stock Purchase Account to such purchase of shares at the Purchase Price (as hereinafter determined), (b) the number of shares of Stock that would not cause the Participant to exceed the limit of Section 2.8(c), or (c) the number of whole and fractional shares that can be purchased with an amount equal to the greater of $1,040.00 (the Administrator shall have the authority to modify this limit annually) or 25% of the Participant’s expected Purchase Period Compensation. A Participant’s expected Purchase Period Compensation shall be determined by multiplying his normal hourly or weekly rate of Compensation (as in effect on the last day prior to such Offering Date) by the number of regularly scheduled hours or weeks of work for such Participant during the Purchase Period plus any expected payment for bonus, commission or incentive. Any portion of a Participant’s Stock Purchase Account that cannot be applied by reason of the foregoing limitation shall remain in the Participant’s Stock Purchase Account for application to the purchase of Stock on the next Offering Date (unless withdrawn before such next Offering Date).

4.3  PURCHASE PRICE OF SHARES. The Purchase Price per share of Stock purchased for Participants pursuant to any Offering shall be the sum of (a) ninety-five percent (95%) of the Fair Market Value of such share of Stock on the Purchase Date for such Offering , and (b) any transfer, excise, or similar tax imposed on the transaction pursuant to which such share of Stock is purchased. If the Purchase Date with respect to the purchase of Stock is a day on which the stock is selling ex-dividend but is on or before the record date for such dividend, then for Plan purposes the Purchase Price per share will be increased by an amount equal to the dividend per share. In no event shall the Purchase Price be less than the par value of the Stock.

4.4  ESTABLISHMENT OF STOCK PURCHASE ACCOUNT. Each Participant shall authorize payroll deductions from Compensation for the purposes of funding his Stock Purchase Account. In the Enrollment Form, each Participant shall authorize a whole dollar deduction from the payment of his Compensation during each Purchase Period and such deduction shall continue until changed by the Participant. The deduction shall not be more than $1,040.00 (or a dollar amount, not exceeding such amount described in Section 4.2(b), and not less than $10.00 or any minimum amount established by the Administrator or its designee). If a Participant is employed by more than one Employer, such Participant can elect to have the deduction of his Compensation from all Employers deducted from the payment of Compensation by a single Employer.

The Administrator requires that any payroll deduction must be made in whole dollars. In addition, the Administrator may allow, in its sole discretion and subject to such terms and procedural requirements as it may establish, for the delivery of additional cash payments by Participants directly to the Administrator or its designee; provided, however, that the total payroll deductions and direct cash payments may not exceed, in the aggregate for any calendar year, twenty-five percent (25%) of the total Compensation paid such Participant for the respective calendar year. A Participant may increase or decrease the deduction to any permissible level (or stop the deduction) for any subsequent Purchase Period by filing a new Enrollment Form by the fifth day of the month for which the change is to be effective.

4.5  EXERCISE OF PURCHASE PRIVILEGE. (a) Subject to the provisions of Section 4.2 above, on each Purchase Date there shall be purchased for the Participant at the Purchase Price the largest number of whole and fractional shares of Stock that can be purchased with the entire amount standing to the Participant’s credit in his Stock Purchase Account.

(b)    Notwithstanding anything contained herein to the contrary, (i) a Participant may not during any calendar year purchase shares of Stock having an aggregate Fair Market Value, determined at the time of each
Offering Date during such calendar year, of more than $25,000, and (ii) all rights to purchase Stock offered on an Offering Date must be exercised within twenty-seven (27) months of such Offering Date.

4.6  SHARE OWNERSHIP; ISSUANCE OF CERTIFICATES. (a) The shares purchased for a Participant on a Purchase Date shall, for all purposes, be deemed to have been issued and/or sold at the close of business on such Purchase Date. Prior to that time, none of the rights or privileges of a shareholder of the Company shall inure to the Participant with respect to such shares. All the shares of Stock purchased under the Plan shall be delivered by the Company in a manner as determined by the Administrator in accordance with Section 4.6(b).

(b)    Subject to subsection (c) below, the Administrator, in its sole discretion, may determine the method for delivering shares of Stock by the Company, including, but not limited to, (i) by issuing and delivering a certificate or certificates for the number of shares of Stock purchased for all Participants on a Purchase Date or during a calendar year to a member firm of the New York Stock Exchange which is also a member of the National Association of Securities Dealers, Inc., as selected by the Administrator from time to time, which shares shall be maintained by such member firm in separate accounts for each Participant, or (ii) by issuing and delivering a certificate or certificates for the number of shares of Stock purchased for all Participants on a Purchase Date or during the calendar year to a bank or trust company or affiliate thereof, as selected by the Administrator from time to time, which shares shall be maintained by such bank or trust company or affiliate in separate accounts for each Participant. In addition, the Administrator may periodically issue and deliver to the Participant a certificate for the number of whole shares of Stock purchased for such Participant on a Purchase Date or during such other time period as the Administrator may determine. Each Participant shall have full shareholder rights with respect to all shares of Stock purchased under the Plan, including, but not limited to, voting, dividend, and liquidation rights. Shares which are held in the name of the Company or its agent as the nominee for the Participant will be covered by proxies provided to such Participant by the Company or its agent. Unless provided otherwise, cash dividends paid on Stock issued under the Plan will be automatically reinvested.

Subject to subsection (c) below, a Participant may withdraw certificates for his shares of Stock credited to his account at any time or direct that such shares be sold (in which case cash will be delivered) by a written request for such withdrawal delivered to the Administrator or its designee, or through telephone or other electronic arrangements as may be established by the Administrator. Upon any such request, the Company will promptly deliver such certificates to the requesting Participant or sell the shares. Any stock certificate delivered to a Participant may contain a legend requiring notification to the Company of any transfer or sale of the shares of Stock prior to the date two years after the Offering Date for the Offering under which the shares were purchased. The Administrator may also permit the Participant to direct a transfer of the shares of Stock credited to the Participant’s account to a brokerage account.

(c)    The shares of Stock purchased for a Participant on a Purchase Date shall not be sold, transferred or assigned until the earlier of the date (i) one year from the Purchase Date of the shares of Stock, except in the event of the hardship of the Participant or (ii) the Participant terminates employment. For purposes of the Plan “hardship” shall have the same meaning as under the Company’s 401(k) Plan and shall be determined by the Administrator.

ARTICLE V - SPECIAL ADJUSTMENTS.

5.1  SHARES UNAVAILABLE. If, on any Exercise Date, the aggregate funds available for the purchase of Stock would purchase a number of shares in excess of the number of shares then available for purchase under the Plan, the following events shall occur:

(a)    The number of shares that would otherwise be purchased for each Participant shall be proportionately reduced on the Purchase Date in order to eliminate such excess;

(b)    The Plan shall automatically terminate immediately after the Purchase Date as of which the supply of available shares is exhausted; and

(c)    Any amounts remaining in the respective Stock Purchase Accounts of the Participants shall be repaid to such Participants.

5.2  ANTIDILUTION PROVISIONS. The aggregate number of shares of Stock reserved for purchase under the Plan, as hereinabove provided, and the calculation of the Purchase Price per share may be appropriately adjusted to reflect any increase or decrease in the number of issued shares of Stock resulting from a recapitalization, reclassification, stock split-up, stock dividend, combination of shares, or transaction having similar effect. Any such adjustment shall be made by the Administrator acting with the consent of, and subject to the approval of, the Board.

5.3  EFFECT OF CERTAIN TRANSACTIONS. Subject to any required action by the shareholders, if the Company shall be the surviving or resulting corporation in any merger or consolidation, or if the Company shall be merged for the purpose of changing the jurisdiction of its incorporation, any Offering hereunder shall pertain to and apply to the shares of stock of the Company or the survivor. However, in the event of a dissolution or liquidation of the Company, or of a merger or consolidation in which the Company is not the surviving or resulting corporation, the Plan and any Offering hereunder shall terminate upon the effective date of such dissolution, liquidation, merger, or consolidation, and the balance then standing to the credit of each Participant in his Stock Purchase Account shall be returned to him.

ARTICLE VI - MISCELLANEOUS.

6.1  NONALIENATION. The right to purchase shares of Stock under the Plan is personal to the Participant, is exercisable only by the Participant during his lifetime except as hereinafter set forth, and may not be assigned or otherwise transferred by the Participant.

6.2  DEATH OF THE PARTICIPANT. Upon the death of the Participant, the entire amount then standing to the credit of the Participant in his Stock Purchase Account shall be distributed to the Participant’s estate in the form of shares of Stock or cash.

6.3  ADMINISTRATIVE COSTS. The Company or a Subsidiary will pay the expenses incurred in the administration of the Plan other than any fees or transfer, excise, or similar taxes imposed on the transaction pursuant to which any shares of Stock are purchased. The Participant will pay any transaction fees or commissions on any sale of the shares of Stock and may also be charged the reasonable costs associated with issuing a stock certificate.

6.4  COLLECTION OF TAXES. The Company shall be entitled to require any Participant to remit, through payroll withholding or otherwise, any tax that it determines it is so obligated to collect with respect to the issuance of Stock hereunder, or the subsequent sale or disposition of such Stock, and the Administrator shall institute such mechanisms as shall insure the collection of such taxes.

6.5  ADMINISTRATOR. The Board shall appoint an Administrator or committee of the Company, which shall have the authority and power to administer the Plan and to make, adopt, construe, and enforce rules and regulations not inconsistent with the provisions of the Plan. The Administrator shall adopt and prescribe the contents of all forms required in connection with the administration of the Plan, including, but not limited to, the Enrollment Form, payroll withholding authorizations, withdrawal documents, and all other notices required hereunder. The Administrator shall have the fullest discretion permissible under law in the discharge of its duties. The Administrator’s interpretations and decisions in respect of the Plan, the rules and regulations pursuant to which it is operated, and the rights of Participants hereunder shall be final and conclusive.

6.6  AMENDMENT OF THE PLAN. The Board may amend the Plan without the consent of shareholders or Participants, except that any such action shall be subject to the approval of the Company’s shareholders at or before the next annual meeting of shareholders for which the record date is set after such Board action if such shareholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Stock may then be listed or quoted, and the Board may otherwise in its discretion determine to submit other such changes to the Plan to shareholders for approval; provided, however, that no such action may (i) without the consent of an affected Participant, materially impair the rights of such Participant with respect to any shares of Stock theretofore purchased for him under the Plan, or (ii) disqualify the Plan under Section 423 of the Code

6.7  TERMINATION OF THE PLAN. Subject to Section 5.1, the Plan shall continue in effect unless terminated pursuant to action by the Board, which shall have the right to terminate the Plan at any time without prior notice to any Participant and without liability to any Participant. Upon the termination of the Plan, the cash balance, if any, then standing to the credit of each Participant in his Stock Purchase Account shall be refunded to him and the certificates representing the shares of Stock shall be handled in the manner provided in Section 4.6.

6.8  REPURCHASE OF STOCK. The Company shall not be required to purchase or repurchase from any Participant any of the shares of Stock that the Participant acquired under the Plan.

6.9  NOTICE. A Enrollment Form and any notice that a Participant files pursuant to the Plan shall be on the form prescribed by the Administrator and shall be effective only when received by the Administrator or its designee. Delivery of such forms may be made by hand, interoffice delivery, or by certified mail to the address specified by the Administrator. Delivery by any other mechanism shall be deemed effective at the discretion of the Administrator.

6.10  GOVERNMENT REGULATION. The Company’s obligation to sell and to deliver the Stock under the Plan is at all times subject to all approvals of any governmental authority required in connection with the authorization, issuance, sale, or delivery of such Stock.

6.11  HEADINGS, CAPTIONS, GENDER. The headings and captions herein are for convenience of reference only and shall not be considered as part of the text. The masculine shall include the feminine, and vice versa.

SEVERABILITY OF PROVISIONS; PREVAILING LAW. The provisions of the Plan shall be deemed severable. If any such provision is determined to be unlawful or unenforceable by a court of competent jurisdiction or by reason of a change in an applicable statute, the Plan shall continue to exist as though such provision had never been included therein (or, in the case of a change in an applicable statute, had been deleted as of the date of such change). The Plan shall be governed by the laws of the State of Georgia, to the extent such laws are not in conflict with, or superseded by, federal law.

IN WITNESS WHEREOF, the Plan has been executed by the Company on this 16 day of December, 2005, to be effective on the Effective Date.

UNITED COMMUNITY BANKS, INC

By: /s/ Rex S. Schuette
   Executive Vice President and
   Chief Financial Officer

EXHIBIT A

PARTICIPATING SUBSIDIARIES

Subsidiaries of United Community Banks, Inc.	State of Organization

United Community Bank	Georgia

United Community Insurance Services, Inc.	Georgia

Brintech, Inc.	Florida

Union Holdings, Inc.	Nevada

Union Investments, Inc.	Nevada

United Community Mortgage Services, Inc. United Community Development Corporation	Georgia Georgia

United Community Bank	North Carolina

Carolina Holdings, Inc.	Nevada

Carolina Investments, Inc.	Nevada

United Community Bank Tennessee	Tennessee

United Community Capital Trust	Delaware

United Community Capital Trust II	Delaware

United Community Statutory Trust I Fairbanco Capital Trust I	Connecticut Delaware

Better Government Committee of United Community Banks, Inc.	Georgia